Exhibit 99.1
SFL — Public Offering of Senior Unsecured Notes
Press release from Ship Finance International Limited, November 12, 2010
Ship Finance International Limited (NYSE: SFL) (“Ship Finance” or the “Company”) announces that it intends, subject to market conditions, to publicly offer $400 million aggregate principal amount Senior Unsecured Notes due 2020. The Company expects to launch a tender offer to purchase all of its issued and outstanding 8 1/2% Senior Notes due 2013 and to redeem any 8 1/2% Senior Notes not tendered in the tender offer. The Company intends to use the new proceeds from this offering to fund the repurchase or redemption of its 8 1/2% Senior Notes and to repay other indebtedness and for other corporate purposes.
Jefferies & Company, Inc. and Goldman, Sachs & Co. are acting as joint book-running managers for this offering. A copy of the preliminary prospectus supplement and the accompanying base prospectus, which is filed as part of the Company’s effective shelf registration statement on Form F-3, may be obtained from:

Jefferies & Company, Inc. The Metro Center One Station Place, Three North Stamford, CT 06902	Goldman, Sachs & Co. 200 West Street New York, NY 10282

Attention: Timothy Lepore Telephone: (203) 708-5831 Email: tlepore@Jefferies.com	Attention: Prospectus Department Telephone: (866) 471-2526 Email: prospectus-ny@ny.email.gs.com
An electronic copy of the preliminary prospectus supplement and the accompanying base prospectus may also be obtained at no charge at the Securities and Exchange Commission’s website at www.sec.gov.
The notes are being offered pursuant to an effective registration statement that the Company previously filed with the Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such jurisdiction. The offering of the notes will be made only by means of a preliminary prospectus supplement and the accompanying base prospectus, which is filed as part of the Company’s effective shelf registration statement on Form F-3.
November 12, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda
Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243
Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 72 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 drybulk carriers (including 11 newbuildings and one vessel agreed sold with expected delivery in December 2010), nine container vessels, six offshore supply vessels, one jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Company management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.